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                             December 18, 2023

       Jun Du
       Chief Financial Officer
       Sinopec Shanghai Petrochemical Company Limited
       No. 48 Jinyi Road
       Jinshan District, Shanghai, 200540
       People   s Republic of China

                                                        Re: Sinopec Shanghai
Petrochemical Company Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 6, 2023
                                                            File No. 001-12158

       Dear Jun Du:

              We have reviewed your November 6, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

   1. We note that you do not believe that any members of your board of directors, including those who are members
or officials of the CCP Committee of the Company, are Chinese
                                                        Communist Party
officials. Please clarify the basis for this statement given Article 33 of the Chinese Communist
Party Constitution addresses the leading Party members groups or
                                                        Party committees of
state-owned enterprises, indicating they should play a leadership role and discuss and decide
on major issues of their enterprise in accordance with
                                                        regulations. In your
response, please address the following:

                                                              Please explain to
us in reasonable detail the roles and responsibilities of the CCP
                                                            Committee of the
Company, including how they participate in deciding the major
 Jun Du
Sinopec Shanghai Petrochemical Company Limited
December 18, 2023
Page 2
          issues of their enterprise and the extent to which this group approves and directs major decisions and activities of their enterprise.

            Please provide us with a detailed explanation of the roles and responsibilities of each of your directors who is also an official or member of the CCP Committee of the
          Company on your operations and major decisions.

            Please explain to us in more detail how you considered whether the CCP Committee of the Company has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

       Please contact Charles Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401
with any other questions.



                                                            Sincerely,
FirstName LastNameJun Du
                                                   Division of Corporation
Finance
Comapany NameSinopec Shanghai Petrochemical Company Limited
                                                   Disclosure Review Program
December 18, 2023 Page 2
cc:       Scott Lesmes, Esq.
FirstName LastName